Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Fleet Update

•	Employment of One VLCC

•	Employment of Two MR2 Product Tankers

MONACO – 04/16/15 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today that is has chartered out one VLCC and two MR2 product tankers.

•	The Nave Galactic, a 2009-built VLCC, has been chartered out to a high quality counterparty for one year at a rate based on the BITR TD3-TCE index. Navios Acquisition will receive 100% of the index rate up to $39,500 net per day and 50% of any amount in excess of $39,500 net per day. The contract provides a minimum rate of $29,625 net per day.

•	The Nave Equinox, a 2007-built MR2 product tanker, has been chartered out to a high quality counterparty for one year at a rate of $15,650 net per day plus an ice-transit premium of $1,900 per day. The vessel is expected to generate approximately $3.2 million of base EBITDA for the period of this charter assuming operating expense approximating current operating costs.

•	The Nave Pulsar, a 2007-built MR2 product tanker, has been chartered out to a high quality counterparty for one year at a rate of $15,553 net per day plus an ice-transit premium of $1,975 per day. The vessel is expected to generate approximately $3.2 million of base EBITDA for the period of this charter assuming operating expense approximating current operating costs.

Fleet Update

Navios Acquisition has 39 vessels in the water of which eight are VLCCs, 27 are product tankers and four are chemical tankers.

Navios Acquisition has contracted 86% of its available days for 2015.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com